SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 000-51856

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Newport Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newport Bancorp, Inc.
100 Bellevue Avenue
Newport, Rhode Island 02840-3231

REQUIRED INFORMATION

Item 1-3. Newport Federal Savings Bank participated in the Pentegra Defined Contribution Plan for Financial Institutions (the "Plan") during the 2004 Plan Year. The Multi-employer Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items.

Note: Effective July 1, 2006, Newport Federal Savings Bank withdrew its participation in the Multi-employer Plan and has transferred its assets into the newly established Newport Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust.

FORM 5500 AND SUMMARY ANNUAL REPORT

Form **5500**

Department of the Treasury Internal Revenue Service
Department of Labor Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(c), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2004

This Form Is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning 01/01/2004 and ending 12/31/2004

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☐ a single-employer plan (other than a multiple-employer plan); (3) ☒ a multiple-employer plan; or (4) ☐ a DFE (specify) ______

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☒

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
PENTEGRA DEFINED CONTRIBUTION PLAN
FOR FINANCIAL INSTITUTIONS

1b Three-digit plan number (PN) ▶ 333

1c Effective date of plan (mo., day, yr.) 07/01/1970

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
BOARD OF DIRECTORS, PENTEGRA DEFINED
CONTRIBUTION PLAN FOR FINANCIAL INS
108 CORPORATE PARK DRIVE
WHITE PLAINS NY 10604-3805

2b Employer Identification Number (EIN) 13-6321489

2c Sponsor's telephone number 914-694-1300

2d Business code (see instructions) 525100

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 10/5/05 KENNETH H. MONTGOMERY

Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

3a Plan administrator's name and address (if same as plan sponsor, enter "Same")
KENNETH H. MONTGOMERY
PENTEGRA DEFINED CONTRIBUTION PLAN
FOR FINANCIAL INSTITUTIONS
108 CORPORATE PARK DRIVE

WHITE PLAINS NY 10604-3805

3b Administrator's EIN 20-0943774

3c Administrator's telephone number 914-694-1300

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name BOARD OF DIRECTORS, FINANCIAL INSTITUTIONS THRIFT PLAN

b EIN 13-6321489

c PN 333

5 Preparer information (optional) a Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	6	21384
7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a	Active participants	7a	12648
b	Retired or separated participants receiving benefits	7b	405
c	Other retired or separated participants entitled to future benefits	7c	7360
d	Subtotal. Add lines 7a, 7b, and 7c	7d	20413
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	41
f	Total. Add lines 7d and 7e	7f	20454
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	20454
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	567
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	564

8 Benefits provided under the plan (complete 8a and 8b as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J 2K 2R 2G

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

Form 5500 (2004) Page 3

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached See instructions.)

a ***Pension Benefit Schedules***

(1) ☐ R (Retirement Plan Information)

(2) ☒ 266 T (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ► ______

(3) ☐ B (Actuarial Information)

(4) ☐ E (ESOP Annual Information)

(5) ☒ SSA (Separated Vested Participant Information)

b ***Financial Schedules***

(1) ☒ H (Financial Information)

(2) ☐ I (Financial Information – Small Plan)

(3) ☐ ______ A (Insurance Information)

(4) ☒ C (Service Provider Information)

(5) ☒ D (DFE/Participating Plan Information)

(6) ☐ G (Financial Transaction Schedules)

(7) ☒ 1 P (Trust Fiduciary Information)

SCHEDULE C (Form 5500)

Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ File as an attachment to Form 5500.

Official Use Only
OMB No. 1210-0110
2004
This Form is Open to Public Inspection.

For calendar plan year 2004 or fiscal plan year beginning 01/01/2004 and ending 12/31/2004

A Name of plan
PENTEGRA DEFINED CONTRIBUTION PLAN FOR FINANCIAL INST

B Three-digit plan number ▶ 333

C Plan sponsor's name as shown on line 2a of Form 5500
BOARD OF DIRECTORS, PENTEGRA DC PLAN FOR FINANCIAL IN

D Employer Identification Number 13-6321489

Part I Service Provider Information (see instructions)

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: 1 41327

2 On the first item below list the contract administrator, if any, as defined in the instructions On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40 103-12 IEs should enter N/A in (c) and (d).

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
		CONTRACT ADMINISTRATOR

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
			12

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
PENTEGRA DB PLAN FOR FINANCIAL INST	13-0560588	SEE ATTACHED*

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
SEE ATTACHED		4910693	13

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v7.2 Schedule C (Form 5500) 2004

Official Use Only

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
BARCLAYS GLOBAL INVESTORS	94-3112180	INVESTMENT MANAGER

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
NONE		609765	21

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
BANK OF NEW YORK	13-4941102	TRUSTEE

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
NONE		364409	26

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
DELOITTE & TOUCHE LLP	13-3891517	ACCOUNTING-AUDIT

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
NONE		83000	10

Schedule C (Form 5500) 2004 Page 2

Official Use Only

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
TOWERS, PERRIN, FORSTER & CROSBY	23-1159360	INSURANCE

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
NONE		37120	19

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
PATTERSON, BELKNAP, WEBB & TYLER	13-5622951	LEGAL

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
NONE		7359	22

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)

2004

Pentegra Defined Contribution Plan for Financial Institutions

EIN# 13-6321489

Three Digit Plan # 333

Schedule C (Form 5500 Attachment)

*Pentegra Defined Benefit Plan for Financial Institutions, formerly known as Financial Institutions Retirement Fund is a party in interest to the DC Plan for Financial Institutions because it provides necessary administrative services to the DC Plan. It is a non prohibitive party in interest because the DC Plan pays for its allocable share of the total office administrative expenses. There is no profit involved.

**Investment advisory and management fees of $4,847,357 reported on line 2I(3) of Schedule H of Form 5500 includes $364,409 paid to the Bank of New York ("BNY") as trustee (Schedule C) and $609,765 paid to Barclays Global Investors ("BGI") as investment manager (Schedule C). The balance $3,873,183 represents investment basis point charges made by the DC Plan to pay all of the administrative expenses of the DC Plan Trust. Amounts paid by the Trust are listed in Schedule C to the extent required. Excluding the individual amounts paid to BNY and BGI described above, the total expenses paid to service providers reported on Schedule C are $5,079,499.

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

► File as an attachment to Form 5500.

Official Use Only
OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar plan year 2004 or fiscal plan year beginning 01/01/2004 and ending 12/31/2004 ,

A Name of plan or DFE
PENTEGRA DEFINED CONTRIBUTION PLAN FOR FINANCIAL INS

B Three-digit plan number ► 333

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
BOARD OF DIRECTORS PENTEGRA DC PLAN FOR FINANCIAL IN

D Employer Identification Number
13-6321489

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3262720-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 268576172

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE VALUE MASTER FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3272739-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 297324568

(a) Name of MTIA, CCT, PSA, or 103-12IE MIDCAPITALIZATION EQUITY INDEX FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3272818-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 151760875

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-6450621-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 40451571

Schedule D (Form 5500) 2004 Page 2

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE 20+ TREASURY BOND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3272815-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 32861877

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-6596958-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 24324903

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOC FD-INC.PLUS

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3272736-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 9858186

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOC FD-GRWTH INC.

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3272735-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 23217751

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOC FD-GROWTH

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3272737-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 20916103

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY GROWTH FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3315908-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 22792468

Schedule D (Form 5500) 2004 Page 2

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY VALUE FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3315910-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 28724266

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3318704-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 39484912

(a) Name of MTIA, CCT, PSA, or 103-12IE NASDAQ-100 INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS

(c) EIN-PN 94-3369152-000 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 17907578

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ______ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only
OMB No. 1210-0110
2004
This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning 01/01/2004 and ending 12/31/2004

A Name of plan
PENTEGRA DEFINED CONTRIBUTION PLAN FOR FINANCIAL IN

B Three-digit plan number ▶ 333

C Plan sponsor's name as shown on line 2a of Form 5500
BOARD OF DIRECTORS, PENTEGRA DC PLAN FOR FINANCIAL

D Employer Identification Number 13-6321489

Part I Asset and Liability Statement

1 *Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust.* Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)		
(2) Participant contributions	b(2)		
(3) Other	b(3)	342265	383049
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	2562355	2998678
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	18019351	19565009
(9) Value of interest in common/collective trusts	c(9)	872299835	978201230
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)		
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)	1488939	1990989

Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)		
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	894712745	1003138955
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h	553044	465090
i	Acquisition indebtedness	i		
j	Other liabilities	j	6025154	6723054
k	Total liabilities (add all amounts in lines 1g through 1j)	k	6578198	7188144
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	888134547	995950811

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

			(a) Amount	(b) Total
	Income			
a	Contributions:			
	(1) Received or receivable in cash from: (A) Employers	a(1)(A)	24186264	
	(B) Participants	a(1)(B)	47819248	
	(C) Others (including rollovers)	a(1)(C)	12221401	
	(2) Noncash contributions	a(2)		
	(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		84226913
b	Earnings on investments:			
	(1) Interest:			
	(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	579043	
	(B) U.S. Government securities	b(1)(B)		
	(C) Corporate debt instruments	b(1)(C)		
	(D) Loans (other than to participants)	b(1)(D)		
	(E) Participant loans	b(1)(E)	1045495	
	(F) Other	b(1)(F)		
	(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		1624538
	(2) Dividends: (A) Preferred stock	b(2)(A)		
	(B) Common stock	b(2)(B)		
	(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		
	(3) Rents	b(3)		
	(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
	(B) Aggregate carrying amount (see instructions)	b(4)(B)		
	(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		

Schedule H (Form 5500) 2004 Page 3

Official Use Only

		(a) Amount	(b) Total
2b (5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		
(6) Net investment gain (loss) from common/collective trusts	b(6)		84040524
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		
c Other income	c		5388818
d Total income. Add all income amounts in column (b) and enter total	d		175280793
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	59641216	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)	0	
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		59641216
f Corrective distributions (see instructions)	f		146557
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)	90359	
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)	4847357	
(4) Other	i(4)	5302722	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		10240438
j Total expenses. Add all expense amounts in column (b) and enter total	j		70028211
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		105252582
l Transfers of assets:			
(1) To this plan	l(1)		15760727
(2) From this plan	l(2)		13197045

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):

(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 13-3891517

DELOITTE & TOUCHE, LLP

d The opinion of an independent qualified public accountant is not attached because:

(1) [ ] this form is filed for a CCT, PSA or MTIA. (2) [ ] It will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		500000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j	X		
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)
SEE ATTACHED SCHEDULE		

DEFINED CONTRIBUTION PLAN FOR FINANCIAL INSTITUTIONS

December 31, 2004

EIN 13-6321489

PLAN # 333

SCHEDULE H, Line 4i - Schedule of Assets Held at End of Year

Identity of issue, borrower, lessor or similar party	Description of Investment	Cost	Current Value
Barclays Global Investors	Equity Index Fund F	148,225,974	268,576,172
Barclays Global Investors	Stable Value Master Fund	226,811,371	297,324,568
Barclays Global Investors	Mid-Cap Equity Index Fd F	77,226,315	151,760,875
Barclays Global Investors	Money Market Fund for EBT	39,994,617	40,451,571
Barclays Global Investors	20+ Treasury Bond Fund F	27,369,715	32,861,877
Barclays Global Investors	EAFE Equity Index Fund F	17,654,213	24,324,903
Barclays Global Investors	SAA Income Plus Fund	8,241,066	9,856,186
Barclays Global Investors	SAA Growth/Income Fund	19,034,637	23,217,751
Barclays Global Investors	SAA Growth Fund	18,008,261	20,916,103
Barclays Global Investors	Equity Growth Fund F	22,041,685	22,792,468
Barclays Global Investors	Equity Value Fund F	23,561,424	28,724,266
Barclays Global Investors	Russell 2000 Index Fund F	31,813,584	39,484,912
Barclays Global Investors	Nasdaq 100 Index Fund F	15,899,189	17,907,578
Total Investments		675,881,951	978,201,230
Charles Schwab and Company, Inc	Self Directed Brokerage Accoun	1,990,989	1,990,989
Loans to Participants	Loans	19,565,009	19,565,009
Total Investments		697,437,949	999,757,228

DEFINED CONTRIBUTION PLAN FOR FINANCIAL INSTITUTIONS

December 31, 2004

EIN 13-6321489

PLAN # 333

SCHEDULE H, Line 4j - Transactions or Series of Transactions in Excess of 5% of Fund Assets

	# of Purchases	# of Sales	Total Value of Purchases	Total Value of Sales	Gain/Loss
Barclays Global Investors Equity Index/S&P 500	117	149	21,236,262.91	28,161,969.74	4,104,781.41
Barclays Global Investors Stable Value	131	134	48,710,987.14	49,521,902.80	10,039,656.90
Barclays Global Investors NASDAQ 100 Index Fund	149	117	25,055,352.03	20,711,798.74	761,390.68

DEFINED CONTRIBUTION PLAN FOR FINANCIAL INSTITUTIONS

EIN 13-6321489

PN 333

2004 Plan Year

SCHEDULE H, Part IV - Line 5b(1)

	5B(1)Name of Plan	5B(2) EIN	5B(3) PN
N32	Kearny FSB	22-1032860	003
O12	Prudential Savings Bank	23-1107072	003
O43	Keystone Nazareth Bank & Trust Company	13-6321489	002
P64	Century Bank of Bartow County (Manulife Finl)	58-244878	002
Q10	Sycamore National Bank	31-0463740	003
R23	Mutual Savings Bank	35-0536745	004
R28	Marshall Savings Bank	38-0368906	004
U21	Home FSLA of Shreveport	72-0214660	003
S16	Oakley Underwriting	13-6321489	002
U11	FFSLA of Opelousas	13-6321489	002
V14	Osage FSLA	73-0387395	003
V16	High Plains Banking Group	84-0203776	003

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For trust calendar year 2004 or fiscal year beginning 01/01/2004 and ending 12/31/2004

1a Name of trustee or custodian

THE BANK OF NEW YORK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

ONE WALL STREET

c City or town, state, and ZIP code

NEW YORK, NY 10286

2a Name of trust
FINANCIAL INSTITUTIONS THRIFT PLAN

b Trust's employer identification number 13-6321489

3 Name of plan if different from name of trust

PENTEGRA DEFINED CONTRIBUTION PLAN FOR FINANCIAL INSTITUTIONS

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 13-6321489

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete

SIGN HERE Signature of fiduciary ▶ [signature] AVP James D. Travers Date ▶ 7/11/05

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v7.2 Schedule P (Form 5500) 2004

SUMMARY ANNUAL REPORT

FOR PENTEGRA DEFINED CONTRIBUTION PLAN FOR FINANCIAL INSTITUTIONS

This is a summary of the annual report for the Pentegra Defined Contribution Plan for Financial Institutions, EIN 13-6321489, Plan No. 333, for the period January 1, 2004 through December 31, 2004. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $70,028,211. These expenses included $10,240,438 in administrative expenses, $59,641,216 in benefits paid to participants and beneficiaries, and $146,557 in other expenses. A total of 20,454 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $995,950,811 as of December 31, 2004, compared to $888,134,547 as of January 1, 2004. During the plan year the plan experienced an increase in its net assets of $107,816,264. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $175,280,793 including employer contributions of $24,186,264, employee contributions of $47,819,248, and earnings from investments of $85,665,062.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. an accountant's report;
2. financial information and information on payments to service providers;
3. assets held for investment;
4. transactions in excess of 5% of the plan assets; and
5. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Board of Directors, Pentegra Defined Contribution Plan for Financial Institutions, White Plains, NY 10604-3805, (914) 694-1300.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Board of Directors, Pentegra Defined Contribution Plan for Financial Institutions, White Plains, NY 10604-3805) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: July 11, 2006

Newport Federal Savings Bank
Employees' Savings & Profit Sharing Plan
and Trust

Plan Administrator

00278482.DOC